UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69289 / April 4, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15214

In the Matter of	:	
	:	
HESED TECHNOLOGY CO., LTD.,	:	
HIBERNIA FOODS PLC,	:	ORDER MAKING FINDINGS
HIGHLANDER ACQUISITIONS CORP.,	:	AND REVOKING
HORNBLOWER INVESTMENTS, INC.,	:	REGISTRATIONS BY DEFAULT
HOT PRODUCTS, INC.COM	:	AS TO FIVE RESPONDENTS
(n/k/a B-TELLER, INC.), and	:	
HYMEX DIAMOND CORP.	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on February 20, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Hibernia Foods PLC (Hibernia), Highlander Acquisitions Corp. (Highlander), Hornblower Investments, Inc. (Hornblower), Hot Products, Inc.com (n/k/a B-Teller, Inc.) (B-Teller), and Hymex Diamond Corp. (Hymex) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Division of Enforcement (Division) has provided evidence that Respondents were served with the OIP by March 8, 2013, in accordance with Rule 141(a)(2)(ii), (iv) of the Commission's Rules of Practice.[1] Respondents were required to file an Answer within ten days after service. OIP at 3; 17 C.F.R. § 201.220(b). A telephonic prehearing conference was held on April 1, 2013.

To date, Respondents have not filed an Answer, participated in a prehearing conference, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, Respondents are in default, and as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] Hesed Technology Co., Ltd., has not yet been served with the OIP and remains in this proceeding. The Division shall notify this Office when service has been effected.

Hibernia, Central Index Key (CIK) No. 879529, is an Irish corporation located in Dublin, Ireland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hibernia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended March 31, 2002, which reported a net loss of over $12.8 million for the prior twelve months.

Highlander, CIK No. 1372906, is a forfeited Delaware corporation located in Kamloops, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Highlander is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $139 from the company's July 20, 2006, inception to June 30, 2007.

Hornblower, CIK No. 1136464, is a delinquent Colorado corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hornblower is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported an accumulated deficit of $1,665 during the developmental stage, and also failed to file a Form 10-QSB for the period ended December 31, 2001.

B-Teller, CIK No. 1000079, is a Washington corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). B-Teller is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended April 30, 2005.

Hymex, CIK No. 1059021, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Hymex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on March 30, 1998, which reported a net loss of $1.02 million for the prior six months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Hibernia Foods PLC, Highlander Acquisitions Corp., Hornblower Investments, Inc., Hot Products, Inc.com (n/k/a B-Teller, Inc.), and Hymex Diamond Corp., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge